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April 22, 2011

Via EDGAR and UPS Overnight

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-3628

RE:	SonomaWest Holdings, Inc.
Schedule 14E-4 and 14D-9 Filed April 15, 2011 File No. 005-34214

Dear Mr. Duchovny:

On behalf of SonomaWest Holdings, Inc. (“SonomaWest” or the “Company”), this letter responds to the comments of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 19, 2011 with respect to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”) and Schedule 13E-3 (the “Schedule 13E-3”) filings.

This letter, Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3 (together, the “Amendments”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via UPS a hard copy of this letter, along with two courtesy copies of the Amendments.  Finally, please find enclosed a letter from the members of the Special Committee, acknowledging on behalf of the Company certain items that the Staff requested the Company to acknowledge in connection with the Schedule 14D-9 and 13E-3.

The response below is preceded by the comment in the Staff’s letter to which it relates.  The page reference corresponds to the page number in the hard copy of the Amendment submitted to the Staff.

Schedule 14D-9

Identity and Background of Filing Person, page 1

1.	You may not disclaim disclosure you included in your document. Thus, please revise the last paragraph of this section.

Response:

In response to the Staff’s request, the last paragraph of this section has been deleted in its entirety.

Past Contacts, Transactions, Negotiations and Agreements, page 2

2.	Please revise to disclose the amount of compensation paid to Mr. Bugatto pursuant to the consulting agreement described on page 3.

Response:

We respectfully advise the staff that the compensation paid to Mr. Bugatto pursuant to the consulting agreement described on page 3 was already disclosed in the second sentence of the last paragraph on page 3 under the caption “Compensation of Directors and Special Committee Members.”

The Solicitation or Recommendation

Reasons for the Recommendation by the Special Committee, page 12

3.
We note that the special committee considered the Duff & Phelps presentation and opinion.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the special committee adopted Duff & Phelps’s analysis as its own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response:

We respectfully advise the Staff that the disclosure in the Schedule 14D-9 on pages 12 through 26 (beginning with the disclosure under the caption “Reasons for the Recommendation of the Special Committee”) includes disclosure responsive to Item 1014(b) of Regulation M-A and that addresses the factors listed in instruction 2 to Item 1014.  However, in response to the Staff’s request:

(a) The first paragraph on page 12 under the caption “Reasons for the Recommendation of the Special Committee” has been revised to clarify that the factors discussed in the following sections were considered by the special committee in its determination of the fairness of the transaction.  The revised paragraph reads as follows:

“In reaching the determinations and recommendation described above, including the determination of the fairness of the Proposed Transaction as described above, the Special Committee considered a number of factors and discussed those factors with its financial and legal advisors. The following is a summary of the material factors considered and discussed by the Special Committee in reaching the determinations and recommendation described above.”

(b) A new paragraph on page 12 has been added that reads as follows:

“Liquidation Value.  The Special Committee considered the liquidation value of SonomaWest. Among other things, the Special Committee also considered that Duff & Phelps had estimated that the net proceeds that would be received by the SonomaWest’s stockholders if SonomaWest were to liquidate its real estate holdings over a three-month period, wind down its business, pay all liabilities and distribute the net proceeds to stockholders, would be approximately $10.0 to $10.7 million, or $7.97 to $8.55 per share.  The Special Committee also considered that Duff & Phelps had estimated that the net proceeds that would be available for distribution to SonomaWest’s stockholders if SonomaWest were to sell off its real estate holdings over a one-year period, wind down its business, pay all liabilities and distribute the net proceeds to stockholders, would be approximately $11.3 to $13.6 million, or $9.03 to $10.80 per share. Duff & Phelps’ analysis contains numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. For a more detailed discussion of Duff & Phelps’ analysis, see ‘Item 4.  The Solicitation or Recommendation—Opinion of Duff & Phelps, LLC.’”

4.
Please revise the first paragraph on page 13 to explain what about the company’s current “current and historical financial condition, results of operations, competitive position, business strategy, prospects and strategic objectives . . . and the current and expected conditions in the general economy and in the real estate industries. . . “ supports the fairness determination.

Response:

In response to the Staff’s request, the first paragraph on page 13 of the Schedule 14D-9 has been revised to read:

“Financial Condition and Prospects of the Company. The Special Committee considered the current and historical financial condition, results of operations, competitive position and growth prospects of SonomaWest, and the current and expected conditions in the general economy and in the real estate industries, including the potential impact of such conditions on SonomaWest’s growth prospects. Among other things, the Special Committee considered (1) that SonomaWest’s net book value, as reflected in the Company’s current and historical balance sheets, is significantly lower than the market value of SonomaWest’s net assets and the Offer Price; (2) that SonomaWest’s going concern value, which is substantially related to SonomaWest’s earnings and cash flow, is significantly lower than the market value of SonomaWest’s net assets and the Offer Price; (3) that the North Property (as defined below) enjoys a competitive advantage over similarly situated properties with respect to certain types of potential tenants, which enhances the value of the North Property; (4) that SonomaWest has been negatively impacted by conditions in the general economy and in the real estate industry, including the negative impact of the economic downturn on some of SonomaWest’s tenants, resulting in the failure by certain tenants to make timely rental payments to the Company; and (5) the high costs of being a public company relative to the size of SonomaWest’s earnings and asset base.  The Special Committee also considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of SonomaWest’s financial prospects unless the Common Stock was acquired for cash.”

Other Factors Not Considered, page 15

5.	Please revise your disclosure to explain why the special committee believes the net book value does not present a meaningful valuation of the company and its business.

Response:

In response to the Staff’s request, the first paragraph on page 15 of the Schedule 14D-9 under the caption “Other Factors Not Considered” has been revised to read:

“Net Book Value; Other Factors Not Considered. The Special Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business.  The primary reason that the Special Committee believes that net book value does not present a meaningful valuation of the Company and its business is because the Company’s principal assets consist of real property which was acquired many years ago, and as a result, the book value of the Company’s real property is significantly lower than its market value. For example, as of June 30, 2010, the North Property, which was acquired in 1983, had a book net carrying value of $685,000 as compared to Duff & Phelps’ estimate of the North Property’s market value ranging from $16.1  to $19.0 million, and the South Property (as defined below), which was acquired in 1976, had a net book carrying value of $221,000 as compared to Duff & Phelps’ estimate of the South Property’s market value ranging from $3.7 to $4.7 million. The Special Committee noted that the Company’s net book value as of December 31, 2010, calculated by dividing stockholders’ equity by the number of shares of Common Stock outstanding on such date, was $0.78 per share of Common Stock.  Although the Special Committee did not consider net book value, it did consider Duff & Phelps’ analysis of the fair market value of the Company’s net assets. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two years to the knowledge of the Special Committee.”

* * * *

We appreciate the efforts of the Staff to assist the Company and the Special Committee of the Company’s board of directors in resolving the above comments.  Please contact me at (650) 813-5614 or by fax at (650) 251-3818 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely, Morrison & Foerster LLP /s/ Lee B. Shepard Lee B. Shepard

SonomaWest Holdings, Inc.
2064 Gravenstein Highway North
Sebastopol, California 95472

April 22, 2011

Via EDGAR and UPS Overnight

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-3628

RE:	SonomaWest Holdings, Inc.
Schedule 14E-4 and 14D-9 Filed April 15, 2011 File No. 005-34214

Dear Mr. Duchovny:

On behalf of SonomaWest Holdings, Inc. (the “Company”) and as requested by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 19, 2011 related to the filing of the above-referenced above-referenced Schedule 14D-9 and Schedule 13E-3 filings, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist the Company and the Special Committee of the Company’s Board of Directors in connection with the above referenced filing.

SonomaWest Holdings, Inc.

By: /s/ David J. Bugatto
Name: David J. Bugatto
Title: Member, Special Committee of the Board of Directors

By: /s/ Robert W.C. Davies
Name: Robert W.C. Davies
Title: Member, Special Committee of the Board of Directors

By: /s/ David A. Janke
Name: David A. Janke
Title: Member, Special Committee of the Board of Directors